U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 USA 26 March 2025	PRUDENTIAL PLC 1 ANGEL COURT LONDON EC2R 7AG UK One International Finance Centre 1 Harbour View Street Central Hong Kong www.prudentialplc.com

Re: Notice of disclosure filed in Prudential plc’s Annual Report on Form 20-F for the year ended 31 December 2024 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Prudential plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended 31 December 2024, which was filed with the Securities and Exchange Commission on 26 March 2025. The disclosure can be found under the heading “Supervision and Regulation of Prudential – Disclosure obligations under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012” in the Annual Report on Form 20-F.

Sincerely,

Prudential plc

/s/ Ben Bulmer
Ben Bulmer
Chief Financial Officer

Prudential plc, 1 Angel Court, London, EC2R 7AG.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities.